SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 AnswerDash Joins NICE inContact DEVone Developer Program Adding Artificial Intelligence Powered Self-Service Connector to CXexchange Marketplace, Dated September 5, 2017.

99.2 European Public Sector Agency Improves its Service Operations with NICE Robotic Process Automation, Dated September 6, 2017.

99.3 BT Group Replaces Legacy WFO Solutions with NICE for Contact Center Revitalization, Dated September 7, 2017.

99.4 Text-to-911 Trailblazer BVCOG Deploys NICE Inform Text Recording Solution, Dated September 11, 2017.

99.5 BenchmarkPortal Joins NICE inContact DEVone Developer Program Adding Automated Benchmarking to CXexchange Marketplace, Dated September 13, 2017.

99.6 NICE inContact Announces Summer 2017 Release of CXone with Industry-first Fully Integrated Workforce Optimization with Analytics-based Omnichannel Routing, Dated September 14, 2017.

99.7 NICE Unveils Its Open Framework Ecosystem for Cognitive Robotic Automation, Dated September 19, 2017.

99.8 NICE CXone WFO Brings Enterprise-Class Workforce Optimization to Amazon Connect Customers, Dated September 20, 2017.

99.9 CIOReview’s Top 20: NICE Actimize Named One of 2017’s Most Promising Enterprise Risk Management Solution Providers, Dated September 25, 2017.

100.0 Your Customer Service Isn’t As Effective As You Think It Is, According to New NICE inContact Survey That Reveals Gaps Between Business and Consumer Perceptions, Dated September 26, 2017.

100.1 Nimble Group Selects NICE’s Next Generation AI-Powered Nexidia Analytics Solution to Improve Customer Service, Dated September 27, 2017.

100.2 NICE inContact CXone Transforms One-on-One Experiences with the Addition of RiverStar Unified Agent Desktop’s Customized Process Workflows, Dated September 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated:	October 2, 2017

EXHIBIT INDEX

CONTENTS

99.1 AnswerDash Joins NICE inContact DEVone Developer Program Adding Artificial Intelligence Powered Self-Service Connector to CXexchange Marketplace, Dated September 5, 2017.

99.2 European Public Sector Agency Improves its Service Operations with NICE Robotic Process Automation, Dated September 6, 2017.

99.3 BT Group Replaces Legacy WFO Solutions with NICE for Contact Center Revitalization, Dated September 7, 2017.

99.4 Text-to-911 Trailblazer BVCOG Deploys NICE Inform Text Recording Solution, Dated September 11, 2017.

99.5 BenchmarkPortal Joins NICE inContact DEVone Developer Program Adding Automated Benchmarking to CXexchange Marketplace, Dated September 13, 2017.

99.6 NICE inContact Announces Summer 2017 Release of CXone with Industry-first Fully Integrated Workforce Optimization with Analytics-based Omnichannel Routing, Dated September 14, 2017.

99.7 NICE Unveils Its Open Framework Ecosystem for Cognitive Robotic Automation, Dated September 19, 2017.

99.8 NICE CXone WFO Brings Enterprise-Class Workforce Optimization to Amazon Connect Customers, Dated September 20, 2017.

99.9 CIOReview’s Top 20: NICE Actimize Named One of 2017’s Most Promising Enterprise Risk Management Solution Providers, Dated September 25, 2017.

100.0 Your Customer Service Isn’t As Effective As You Think It Is, According to New NICE inContact Survey That Reveals Gaps Between Business and Consumer Perceptions, Dated September 26, 2017.

100.1 Nimble Group Selects NICE’s Next Generation AI-Powered Nexidia Analytics Solution to Improve Customer Service, Dated September 27, 2017.

100.2 NICE inContact CXone Transforms One-on-One Experiences with the Addition of RiverStar Unified Agent Desktop’s Customized Process Workflows, Dated September 28, 2017.